Exhibit 99.1

NOTICE OF AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The Management of Claude Resources Inc. is responsible for the preparation of the accompanying unaudited interim consolidated financial statements.  The unaudited interim consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada and are considered by Management to present fairly the financial position, operating results and cash flows of the Company.

The Company's independent auditor has not performed a review of these financial statements, in accordance with standards established by the Canadian Institute of Chartered Accountants.  These unaudited financial statements include all adjustments, consisting of normal and recurring items that Management considers necessary for a fair presentation of the consolidated financial position, results of operations and cash flows.

Neil McMillan	Rick Johnson, CA
Chief Executive Officer	Chief Financial Officer

Date: November 5, 2009

Consolidated Balance Sheets
(Canadian Dollars in Thousands - Unaudited)

	September 30	December 31
	2009	2008

Assets
Current assets:
Cash and cash equivalents	$-	$8,390
Accounts receivable	2,899	275
Interest receivable on restricted promissory notes	3,462	4,830
Inventories and stockpiled ore	14,061	10,028
Shrinkage stope platform costs (Note 3)	12,332	12,091
Prepaids	281	193
Assets held for sale (Note 4)	209	912
	33,244	36,719

Mineral properties	94,906	89,038
Assets held for sale (Note 4)	5,080	4,857
Investments (Note 5)	671	607
Restricted promissory notes	82,568	81,938
Deposits for reclamation costs	2,277	2,277

	$218,746	$215,436

Liabilities and Shareholders' Equity
Current liabilities:
Bank indebtedness	$3,108	$-
Accounts payable and accrued liabilities	7,946	5,794
Interest payable on royalty obligations	3,365	4,709
Demand loans (Note 6)	5,193	3,969
Liabilities related to assets held for sale (Note 4)	307	732
Other liabilities	2,981	2,307
	22,900	17,511

Obligations under capital lease	1,731	1,614
Debenture (Note 7)	9,162	16,575
Royalty obligations	83,554	83,130
Deferred revenue	5,760	6,434
Liabilities related to assets held for sale (Note 4)	360	342
Asset retirement obligations	2,908	2,758
	126,375	128,364

Shareholders' equity:
Share capital (Note 8)	93,866	83,960
Contributed surplus	2,380	1,748
Retained earnings (deficit)	(3,443)	1,896
Accumulated other comprehensive loss	(432)	(532)
	92,371	87,072

Subsequent Event (Note 13)

	$218,746	$215,436

The accompanying notes form an integral part of these unaudited consolidated financial statements

Consolidated Statements of Loss
(Canadian Dollars in Thousands, except per share amounts - Unaudited)

	Three Months Ended		Nine Months Ended
	September 30		September 30
	2009	2008	2009	2008

Revenue	$12,701	$10,929	$33,328	$28,895

Expenses:
Operating expenses	7,423	9,314	22,030	23,807
Depreciation, depletion and accretion	5,501	3,185	14,973	8,523
General and administrative	742	885	2,670	3,266
Interest and other	(169)	303	(120)	(73)
Loss (gain) on sale of investments	-	-	21	(166)
	13,497	13,687	39,574	35,357
Loss from continuing operations before income taxes	(796)	(2,758)	(6,246)	(6,462)

Income taxes (Note 9)	-	-	-	2,240

Loss from continuing operations	(796)	(2,758)	(6,246)	(4,222)

Earnings from operations held for sale (Note 4)	374	1,026	907	2,164

Net loss	$(422)	$(1,732)	$(5,339)	$(2,058)

Net loss per share
Basic and diluted
From continuing operations	$(0.01)	$(0.03)	$(0.06)	$(0.04)
Net loss	$(0.00)	$(0.02)	$(0.05)	$(0.02)

Weighted average number of common shares outstanding (000's)
Basic and diluted	111,465	97,112	106,350	97,096

The accompanying notes form an integral part of these unaudited consolidated financial statements

Consolidated Statements of Shareholders'  Equity
(Canadian Dollars in Thousands - Unaudited)

	Three Months Ended		Nine Months Ended
	September 30		September 30
	2009	2008	2009	2008

Share Capital
Balance, beginning of period	$93,918	$84,034	$83,960	$85,591
Common shares issued	(52)	-	9,729	-
Flow-through renunciation	-	-	-	(2,240)
Fair value of warrants issued	-	-	-	550
Other	-	-	177	133
Balance, end of period	$93,866	$84,034	$93,866	$84,034

Contributed Surplus
Balance, beginning of period	$2,261	$1,587	$1,748	$1,308
Fair value of broker warrants issued	-	-	187	-
Stock-based compensation	119	74	445	353
Balance, end of period	$2,380	$1,661	$2,380	$1,661

Retained Earnings (Deficit)
Balance, beginning of period	$(3,021)	$1,187	$1,896	$1,513
Net loss	(422)	(1,732)	(5,339)	(2,058)
Balance, end of period	$(3,443)	$(545)	$(3,443)	$(545)

Accumulated other comprehensive income (loss)
Balance, beginning of period	$(501)	$2,141	$(532)	$(305)
Other comprehensive gain (loss) (Note 5)	69	(2,420)	100	26
Balance, end of period	$(432)	$(279)	$(432)	$(279)

Total deficit and accumulated other comprehensive income (loss)	$(3,875)	$(824)	$(3,875)	$(824)

Shareholders' equity, end of period	$92,371	$84,871	$92,371	$84,871

Consolidated Statements of Comprehensive Income (Loss)
(Canadian Dollars in Thousands - Unaudited)

	Three Months Ended		Nine Months Ended
	September 30		September 30
	2009	2008	2009	2008

Net loss	$(422)	$(1,732)	$(5,339)	$(2,058)

Other comprehensive income (loss)
Unrealized gain (loss) on available-for-securities (Note 5)	69	(2,420)	100	26

Total comprehensive income (loss)	$(353)	$(4,152)	$(5,239)	$(2,032)

The accompanying notes form an integral part of these unaudited consolidated financial statements

Consolidated Statements of Cash Flows
(Canadian Dollars in Thousands - Unaudited)

	Three Months Ended		Nine Months Ended
	September 30		September 30
	2009	2008	2009	2008

Cash provided from (used in):

Operations:
Loss from continuing operations	$(796)	$(2,758)	$(6,246)	$(4,222)
Non-cash items:
Depreciation, depletion and accretion	5,501	3,185	14,973	8,523
Loss (gain) on sale of investments	-	-	21	(166)
Stock-based compensation	119	74	445	353
Fair value of broker warrants issued	-	-	187	-
Amortization of debenture issue costs	30	64	844	89
Deferred revenue	(217)	(206)	(639)	(762)
Income taxes	-	-	-	(2,240)

Net changes in non-cash operating working capital:
Accounts receivable	(1,297)	(339)	(1,256)	(193)
Inventories and stockpiled ore	1,884	2,742	(4,033)	(4,315)
Shrinkage stope platform costs	864	972	(241)	(1,613)
Prepaids	(94)	37	(88)	96
Accounts payable and accrued liabilities	1,168	1,404	808	1,925
Cash provided (used) in continuing operations	7,162	5,175	4,775	(2,525)
Cash provided by operations held for sale (Note 4)	399	1,033	1,202	1,408
	7,561	6,208	5,977	(1,117)

Investing:
Mineral properties	(6,084)	(6,565)	(20,691)	(20,262)
Assets held for sale	(38)	(159)	(223)	(775)
Restricted promissory notes	-	-	(630)	(332)
Investments	-	-	15	546
Cash used in investing	(6,122)	(6,724)	(21,529)	(20,823)

Financing:
Issue of common shares, net of issue costs	(52)	-	9,906	133
Debenture proceeds, net of issue costs	-	(120)	-	16,985
Partial redemption of debenture	-	-	(8,257)	-
Royalty obligations	-	-	424	351
Demand loans:
Proceeds	-	-	2,800	-
Repayment	(529)	(513)	(1,576)	(1,529)
Obligations under capital lease:
Proceeds	-	-	2,353	2,071
Repayment	(533)	(384)	(1,596)	(1,147)
Cash provided (used) in financing activities	(1,114)	(1,017)	4,054	16,864

Increase (decrease) in cash and cash equivalents	325	(1,533)	(11,498)	(5,076)
Cash and cash equivalents net of bank indebtedness, beginning of period	(3,433)	(915)	8,390	2,628
Cash and cash equivalents net of bank indebtedness, end of period	$(3,108)	$(2,448)	$(3,108)	$(2,448)

The accompanying notes form an integral part of these unaudited consolidated financial statements

Notes to Consolidated Financial Statements
For the Nine Months Ended September 30, 2009
(Canadian Dollars in Thousands, except as otherwise noted)
(Unaudited)

Note 1 - Basis of Presentation

These unaudited interim consolidated financial statements have been prepared by the Company in accordance with Canadian Generally Accepted Accounting Principles (Canadian GAAP) for interim financial statements.  The preparation of financial data within these statements is based on accounting policies and practices consistent with those used in the preparation of the most recent audited annual consolidated financial statements.  The accompanying unaudited interim consolidated financial statements should be read in conjunction with the notes to the Company's audited consolidated financial statements for the year ended December 31, 2008, as they do not contain all disclosures required by Canadian GAAP for annual financial statements.

In the opinion of Management, all adjustments (including reclassifications and normal recurring adjustments) necessary to present fairly the financial position, results of operations and cash flows at September 30, 2009, and for comparative periods presented, have been made.

Note 2 - Significant Accounting Policies

These unaudited interim consolidated financial statements are prepared using accounting policies consistent with the Company's audited annual consolidated financial statements and notes thereto for the year ended December 31, 2008, except for the following:

(a)    Changes in Accounting Policies

Effective January 1, 2009, the Company adopted the following new accounting standards issued by the Canadian Institute of Chartered Accountants (“CICA”):

(i)    Section 3064, "Goodwill and Intangible Assets"

This new standard replaces the previous goodwill and intangible asset standard and revises the requirement for recognition, measurement, presentation, and disclosure of intangible assets.  The adoption of this standard has had no impact on the Company's financial statements.

(ii)    Section 1400, "General Standards of Financial Statement Presentation"

This standard includes requirements for Management to assess and disclose an entity's ability to continue as a going concern.  This standard applies to interim and financial statements relating to fiscal years beginning on or after January 1, 2009.  The adoption of this standard has had no impact on the Company's financial statements.

(iii)    EIC-173, "Credit Risk and Fair Value of Financial Assets and Financial Liabilities"

Emerging Issues Committee Abstract 173 (EIC-173), "Credit Risk and the Fair Value of Financial Assets and Financial Liabilities," was issued by the CICA in January 2009.  EIC-173 provides guidance on how to take into account credit risk of an entity and counterparty when determining the fair value of financial assets and financial liabilities, including derivative instruments.  EIC-173 is applicable for the Company’s interim and annual consolidated financial statements for its fiscal year ending December 31, 2009, with retroactive application. The adoption of EIC-173 did not impact the consolidated financial statements of the Company.

(iv)    EIC-174, "Mining Exploration Costs"

In March 2009, Emerging Issues Committee Abstract 174 (EIC-174), "Mining Exploration Costs," was issued by the CICA.  EIC-174 supersedes EIC-126, "Accounting by Mining Enterprises for Exploration Costs," and provides additional guidance for mining exploration enterprises on the accounting for capitalization of exploration costs and when an impairment test of these costs is required.  EIC-174 is applicable for the Company’s interim and annual consolidated financial statements for its fiscal year ending December 31, 2009, with retroactive application. The adoption of EIC - 174 did not impact the consolidated financial statements of the Company.

(b)    Future Changes in Accounting Policies

(i)    Section 1506, "Accounting Changes"

This Section has been amended to exclude from its scope changes in accounting policies upon the complete replacement of an entity's primary basis of accounting.  The amendment applies to interim and annual financial statements relating to fiscal years beginning on or after July 1, 2009.  The Company does not expect this amendment to have any impact on its consolidated financial statements.

(ii)    Section 3862, "Financial Instruments - Disclosures"

This Section has been amended to include additional disclosure requirements about fair value measurements of financial instruments and to enhance liquidity risk disclosure requirements for publicly accountable enterprises.  The amendments apply to annual financial statements relating to fiscal years ending after September 30, 2009 and as such, the Company will include the required disclosure in its annual consolidated financial statements for the year ending December 31, 2009.

(iii)    Section 1582, "Business Combinations"

In January 2009, the CICA issued Handbook Section 1582, "Business Combinations".  This Section, which replaced the former Business Combination Section, Section 1581, establishes standards for the accounting for a business combination and provides the Canadian equivalent to International Financial Reporting Standard IFRS 3, "Business Combinations".  Section 1582 requires assets and liabilities acquired in a business combination, contingent consideration and certain acquired contingencies to be measured at their fair values as of the date of acquisition.  In addition, acquisition-related and restructuring costs are to be recognized separately from the business combination and included in the statement of earnings.  The guidance within Section 1582 has an effective date of January 1, 2011. The Company is reviewing the impact this standard will have on its consolidated financial statements.

Notes to Consolidated Financial Statements
For the Nine Months Ended September 30, 2009
(Canadian Dollars in Thousands, except as otherwise noted)
(Unaudited)

(iv)    Section 1601, "Consolidated Financial Statements"

In January 2009, the CICA issued Handbook Section 1601, "Consolidated Financial Statements".  This Section, together with new Section 1602 ("Non-controlling Interests"), replaces the former Consolidated Financial Statements (Section 1600) and establishes standards for the preparation of financial statements.  Sections 1601 is applicable for the Company’s interim and annual consolidated financial statements for its fiscal year beginning January 1, 2011.  Early adoption of these sections is permitted.  The Company is reviewing the impact that this standard will have on its consolidated financial statements.

(v)    Section 1602, "Non-controlling Interests"

Effective January 1, 2011, the Company will be required to adopt CICA Handbook Section 1602, "Non-controlling Interests", which with CICA Handbook Section 1601, will supersede the existing business combinations standard.  This section establishes the standards for the accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination.  A non-controlling interest in a subsidiary will be required to be classified as a separate component of equity under this standard.  The Company is reviewing the impact that this standard will have on its consolidated financial statements.

(vi)    Section 1625, "Comprehensive Revaluation of Assets and Liabilities"

This Section has been amended as a result of the issuance of Business Combinations, Section 1582, Consolidated Financials Statements, Section 1601 and Non-Controlling Interests, Section 1602, in January 2009.  The amendments apply prospectively to comprehensive revaluations of assets and liabilities occurring in fiscal years beginning on or after January 1, 2011.  The Company is reviewing the impact that this standard will have on its consolidated financial statements.

(vii)    Section 3251, "Equity"

This Section has been amended as a result of issuing Section 1602. The amendments apply only to entities that have adopted Section 1602.  The Company is reviewing the impact that this standard will have on its consolidated financial statements.

(viii)    Section 3855, "Financial Instruments - Recognition and Measurement"

This Section has been amended to clarify the application of the effective interest method after a debt instrument has been impaired.  This Section has also been amended to clarify when an embedded prepayment option is separated from its host debt instrument for accounting purposes.  This amendment applies to interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011.  Early adoption is permitted.  The Company is reviewing the impact that this amendment will have on its consolidated financial statements.

This Section has been further amended to add guidance concerning the assessment of embedded derivatives upon reclassification of a financial asset out of the held-for-trading category. These amendments apply to reclassifications made on or after July 1, 2009. Earlier adoption is permitted.

Also, this Section has been amended to:

•	change the categories into which a debt instrument is required or permitted to be classified;
•	change the impairment model for held-to-maturity financial assets to the incurred credit loss model of Impaired Loans, Section 3025; and
•	require reversal of previously recognized impairment losses on available-for-sale financial assets in specified circumstances.

These further amendments apply to reclassifications made on or after July 1, 2009 and are not expected to have any impact on the Company's consolidated financial statements.

Note 3 - Shrinkage Stope Platform Costs

Shrinkage stope platform costs represent ore that is being used to gain access to further ore or are costs incurred to access ore within the long-hole stope.  This ore is expected to be processed in the following 12 months.  The processing of this broken ore occurs in accordance with a mine plan based on the known mineral reserves and current mill capacity.  The timing of processing of ore has not been significantly affected by historic prices of gold.

Notes to Consolidated Financial Statements
For the Nine Months Ended September 30, 2009
(Canadian Dollars in Thousands, except as otherwise noted)
(Unaudited)

Note 4 - Assets Held for Sale and Related Operations

During the third quarter of 2008, the Company adopted a formal plan to dispose of its oil & natural gas properties.  The related assets and liabilities of the remaining oil & natural gas properties have been reported as Assets held for sale and Liabilities related to assets held for sale in separate captions in the consolidated balance sheets and the related results of operations have been presented as operations held for sale in the consolidated statements of loss and cash flows for all periods presented.

The Assets held for sale and the related liabilities were as follows:

	September 30	December 31
	2009	2008

Assets
Accounts receivable	$209	$770
Prepaids	-	142
	209	912

Oil & natural gas properties	4,924	4,715
Deposits for reclamation costs	156	142
	5,080	4,857

	$5,289	$5,769

Liabilities
Accounts payable and accrued liabilities	$307	$732
Asset retirement obligations	360	342
	$667	$1,074

The results of these operations were as follows:

	Three Months Ended		Nine Months Ended
	September 30		September 30
	2009	2008	2009	2008

Revenue
Oil & natural gas (net of royalties)	$523	$1,921	$1,530	$4,411

Expenses
Operating expenses	144	897	643	1,788
Depreciation, depletion and accretion	6	(2)	18	584
	150	895	661	2,372

Earnings from operations held for sale	373	1,026	869	2,039

Other
Other income	1	-	38	-
Asset retirement obligation change in estimate	-	-	-	125

Net earnings from operations held for sale	$374	$1,026	$907	$2,164

The cash flows provided by operations held for sale were as follows:

	Three Months Ended		Nine Months Ended
	September 30		September 30
	2009	2008	2009	2008

Net earnings from operations held for sale	$374	$1,026	$907	$2,164
Adjustments for:
Depreciation, depletion, and accretion	6	(2)	18	584
Asset retirement obligation change in estimate	-	-	-	(125)
Decrease (increase) in receivables	(209)	452	561	(822)
Decrease in prepaids	122	-	142	71
Increase (decrease) in accounts payable and accrued liabilities	106	(443)	(426)	(464)
	$399	$1,033	$1,202	$1,408

Notes to Consolidated Financial Statements
For the Nine Months Ended September 30, 2009
(Canadian Dollars in Thousands, except as otherwise noted)
(Unaudited)

Note 5 - Investments

Investments are classified as available-for-sale securities and are initially measured at fair value; measurement in subsequent reporting periods is also at fair value.  Unrealized gains or losses from such revaluations are included in other comprehensive income.  If available-for-sale securities are disposed of, or there is an impairment in value that is other than a temporary decline, these amounts are transferred from other comprehensive income (loss) to net earnings.

	September 30	December 31
	2009	2008
Available-for-sale securities, beginning of period	$607	$1,140
Acquisition of available-for-sale securities	-	73
Disposal of available-for-sale securities	(36)	(379)
Mark-to-market gain (loss) for the period	100	(227)

Available-for-sale securities, end of period	$671	$607

By holding these investments, the Company is exposed to various risk factors including market price risk and liquidity risk.

Note 6 - Demand Loans

	September 30	December 31
	2009	2008

Demand loan, repayable in monthly payments of $83,166 including interest at 4.40%, due December 2012 (1)	$2,800	$-
Demand loan, repayable in monthly payments of $96,514 including interest at 5.99%, due February 2010	476	1,302
Demand loan, repayable in monthly payments of $83,333 plus interest at prime plus 1.50%, due August 2011	1,917	2,667
	$5,193	$3,969

(1) During the fourth quarter terms of this loan were renegotiated.

The demand loans are secured by a general security agreement covering all assets of the Company, excluding oil & natural gas assets.

Note 7 - Debenture

The debenture features a 12% interest rate, five year term with monthly interest only payments. Debenture holders also received warrants in the amount of 10% of the debenture purchase.  Each warrant entitles the holder to acquire one common share at an exercise price of $1.60 per common share for a period of five years from the date of closing.  The fair value of the warrants associated with the debenture on the date of issuance was $550,000.  This amount is reflected in share capital.  The debenture is secured by a general security agreement covering all of the Company's assets and contains early retraction and redemption provisions.  The general security interest, excluding the oil & natural gas assets, is subordinated to all bank debt.

During the second quarter, the Company completed an offer to purchase a portion of its outstanding debentures.  The transaction consisted of an offer from the Company to each holder of its debentures to purchase up to 58% of the debentures owned by debenture holders, rounded to the nearest $1,000, at a price equal to 100% of the principal amount of such debentures, plus accrued and unpaid interest thereon up to and including June 1, 2009.  The Company purchased a total of $8.3 million of the outstanding debentures subject to this offer, leaving a total of $9.8 million of outstanding debentures.  The remaining balance of the debentures outstanding will continue to be amortized using the effective interest rate method at an effective rate of 14.7% over the remaining term of the liability.

The Company incurred $1.7 million of debt issue costs associated with the completion of this debenture offering.  After the partial redemption, $1.0 million of these debt issue costs remain and will be amortized using the effective interest rate method at an effective rate of 14.7% over the remaining term of the loan.

	September 30	December 31
	2009	2008

Debenture payable	$18,095	$18,095
Less:
Debt issue costs	(1,123)	(1,123)
Warrant valuation	(550)	(550)
Debenture redemption	(8,257)	-
	8,165	16,422
Add: amortization of debt issue costs	997	153
	$9,162	$16,575

Notes to Consolidated Financial Statements
For the Nine Months Ended September 30, 2009
(Canadian Dollars in Thousands, except as otherwise noted)
(Unaudited)

Note 8 - Share Capital

At September 30, 2009 there were 111,465,186 common shares outstanding.

a)    Issue of shares

During the period ended September 30, 2009, the Company issued 421,056 common shares pursuant to the Company's Employee Share Purchase Plan.  On April 9, 2009, the Company completed a financing for the issue of 8,599,100 units at a price of $0.75 per unit for gross proceeds of $6,449,325.  Each unit consisted of one common share of the Company and one-half of one transferable common share purchase warrant.  Each whole warrant entitles the holder to acquire one common share at a price of $0.90 for a period of 18 months.  The Company also completed a financing for the issue of 5,333,000 flow-through shares at a price of $0.80 per share for gross proceeds of $4,266,400.

b)    Stock Option Incentive Plan

The Company has established a stock option plan under which options may be granted to directors, officers, key employees and consultants to purchase up to an aggregate of 9% of the issued and outstanding common shares.  Options granted have an exercise price of the prior day's closing price of the common shares on the stock exchange on which the shares are traded.  The majority of the options granted vest over two years and expire ten years from the date of the grant of the option.

For options outstanding at September 30, 2009 weighted average exercise prices are as follows:

	September 30		December 31
	2009	Average Price	2008	Average Price

Beginning of period	3,541,335	$1.19	3,636,667	$1.27
Options granted	626,828	0.77	583,000	0.92
Options exercised	-	-	-	-
Options lapsed	(825,667)	1.28	(678,332)	1.38
End of period	3,342,496	$1.09	3,541,335	$1.19

For options outstanding at September 30, 2009, the range of exercise prices, the weighted average exercise price and the weighted average remaining contractual life are as follows:

		Weighted Average	Weighted Average
Option Price Per Share	Number	Exercise Price	Remaining Life

$0.34-$1.02	1,707,829	$0.70	6.82	years
$1.11-$1.47	676,333	1.21	6.77	years
$1.54-$2.10	958,334	1.69	7.42	years
	3,342,496	$1.09	6.98	years

The fair value of stock options issued in the period was estimated using the Black-Scholes option pricing model with assumptions of six year weighted average expected option life, no expected forfeiture rate, 55.85% to 61.92% volatility and interest rates ranging from 2.1% to 2.25%. For the period ended September 30, 2009, the compensation cost recorded in respect of stock options issued was $445,000 (September 30, 2008 - 353,000).

Note 9 - Income taxes

From time to time, the Company may finance a portion of its exploration activities through the issue of flow-through shares.  The Company estimates the tax cost of expenditures renounced to subscribers on the date the deductions are renounced.  Share capital is reduced and future income tax liabilities are increased by the estimated tax benefits renounced.  The Company has unrecorded tax benefits on  loss carryforwards and tax pools in excess of book values available for deduction against which a valuation has been provided.  In these circumstances, the future tax liability reduces the valuation allowance and this reduction is recognized in earnings: 2009 - $0.0 million; 2008 - $2.2 million.

Note 10 - Financial Instruments

The Company is exposed in varying degrees to a variety of financial instrument related risks by virtue of its activities.  The overall financial risk management program focuses on preservation of capital and protecting current and future Company assets and cash flows by reducing exposure to risks posed by the uncertainties and volatilities of financial markets.

The Board of Directors has the responsibility to ensure that an adequate financial risk management policy is established and to approve the policy.

The Company's Audit Committee oversees Management's compliance with the Company's financial risk management policy, approves financial risk management programs, and receives and reviews reports on management compliance with the policy.

Notes to Consolidated Financial Statements
For the Nine Months Ended September 30, 2009
(Canadian Dollars in Thousands, except as otherwise noted)
(Unaudited)

The types of risk exposure and the way in which such exposures are managed are as follows:

Credit Risk - The Company's credit risk is primarily attributable to its liquid financial assets including cash and cash equivalents, receivables, and commodity and currency instruments.  The Company limits exposure to credit risk on liquid financial assets through maintaining its cash and cash equivalents and reclamation deposits with high-credit quality financial institutions.  Sales of commodities are to entities considered to be credit worthy.

Liquidity Risk - The Company ensures that there is sufficient capital in order to meet short term business requirements, after taking into account cash flows from operations and the Company's holdings of cash and cash equivalents.  The Company believes operating cash flows may not be sufficient to fund the continued exploration at its Madsen exploration project.  The Company intends to continue divesting its non core assets, the proceeds of which may decrease the amount of additional capital to be raised.  The Company's cash is invested in business accounts with quality financial institutions and is available on demand for the Company's programs.

Market Risk - The significant market risk exposures to which the Company is exposed are foreign exchange risk, interest rate risk and commodity price risk.  These are discussed further below:

Foreign exchange risk - The Company's revenues from the production and sale of gold are denominated in US dollars.  However, the Company's operating expenses are primarily incurred in Canadian dollars and its liabilities are primarily denominated in Canadian dollars.  The results of the Company's operations are subject to currency risks.  The operating results and financial position of the Company are reported in Canadian dollars in the Company's consolidated financial statements.  The fluctuation of the US dollar in relation to the Canadian dollar will consequently have an impact on the profitability of the Company and may also affect the value of the Company's assets and the amount of shareholders' equity.

Interest rate risk - In respect to the Company's financial assets, the interest rate risk mainly arises from the interest rate impact on cash and cash equivalents, reclamation deposits and debt.  In respect to financial liabilities, two of the Company's demand loans carry a floating interest rate with the other demand loan at a fixed interest rate.  The Company chooses to fix its interest costs to avoid variations in cash flows.  Due to the greater proportion of fixed rate debt, a 1% change in interest rates would not materially impact earnings or cash flow.

Commodity price risk - The value of the Company's mineral resource is related to the price of gold and the outlook for this mineral.  Gold prices historically have fluctuated widely and are affected by numerous factors outside of the Company's control, including, but not limited to, industrial and retail demand, central bank lending, forward sales by producers and speculators, levels of worldwide production, short-term changes in supply and demand because of speculative hedging activities, and certain other factors related specifically to gold.  The profitability of the Company's operations is highly correlated to the market price of gold.  If the gold price declines below the cost of production at the Company's mines, for a prolonged period of time, it may not be economically feasible to continue production.

Fair Value - The Company has various financial instruments comprised of cash and cash equivalents, receivables, restricted promissory notes, reclamation deposits, accounts payable and accrued liabilities and short term debts.

The carrying amounts and fair values of financial assets and liabilities are as follows:

	September 30		December 31
	2009		2008
	Carrying	Estimated	Carrying	Estimated
	Value	Fair Value	Value	Fair Value

Loans and Receivables
Accounts receivable (1)	2,899	2,899	275	275
Interest receivable on restricted promissory note (1)	3,462	3,462	4,830	4,830
Restricted promissory note (2)	n/a	n/a	n/a	n/a
Available-for-sale financial assets
Investments (3)	671	671	607	607
Held-for-trading
Cash and cash equivalents (1)	-	-	8,390	8,390
Reclamation deposits (1)	2,277	2,277	2,277	2,277
Other financial assets
Assets held for sale (Note 4) (1)	365	365	912	912
Other financial liabilities
Bank indebtedness (1)	3,108	3,108	-	-
Demand loans (1)	5,193	5,193	3,969	3,969
Payables and accrued liabilities (1)	7,946	7,946	5,794	5,794
Liabilities related to assets held for sale (Note 4) (1)	307	307	732	732
Interest payable on royalty obligations (1)	3,365	3,365	4,709	4,709
Debenture	9,162	9,838	16,575	18,095

(1) Due to the nature and / or short maturity of these financial instruments, carrying value approximates fair value
(2) The cash flows associated with the restricted promissory notes and royalty obligations match.  Due to the lack of comparable market information, the fair value of these instruments is not determinable
(3) Based on quoted market prices

Notes to Consolidated Financial Statements
For the Nine Months Ended September 30, 2009
(Canadian Dollars in Thousands, except as otherwise noted)
(Unaudited)

Note 11 - Capital Disclosures

The Company's objective when managing its capital is to safeguard its ability to continue as a going concern so that it can continue to provide adequate returns to shareholders and benefits to other stakeholders.  The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets.  In order to maintain or adjust the capital structure, the Company may issue new shares through private placements, sell assets or incur debt.  The Company is not subject to externally imposed capital requirements.

The Company utilizes a combination of short-term and long-term debt and equity to finance its operations and exploration.  The Company's capital structure at September 30, 2009 was as follows:

	September 30	December 31
	2009	2008

Operating line of credit	$3,108	$-
Demand loans (Note 6)	5,193	3,969
Debenture (Note 7)	9,162	16,575
Total debt	17,463	20,544
Less: cash and cash equivalents	-	8,390
Net debt	17,463	12,154
Shareholders' equity	92,371	87,072
Total capital	$109,834	$99,226

The Company is bound by and has met all covenants on these credit facilities.

Note 12 - Comparative Figures

Certain prior period balances have been reclassified to conform to the current period's financial statement presentation.

Note 13 - Subsequent Event

On October 23, the Company announced plans to proceed with a private placement financing of up to $5.3 million.  The proposed offering, which is subject to regulatory approval, will consist of a total of 5,000,000 units (with each unit consisting of one common share and one whole warrant) and 2,000,000 flow-through shares issued at prices of $0.72 and $0.85, respectively.  Net proceeds from the units would be used for general corporate purposes and net proceeds from the flow-through shares would be used for expenditures which will be "Canadian Exploration Expenses" for the purposes of the Income Tax Tax Act (Canada).